As filed with the Securities and Exchange Commission on November 16, 2007
                                                    Registration No. 333-142718*
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933, AS AMENDED, FOR AMERICAN DEPOSITARY SHARES
                   EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                            -------------------------


   (Exact name of issuer of deposited securities as specified in its charter)

                            -------------------------

               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
                   (Translation of issuer's name into English)

                            -------------------------

                              The Republic of China
            (Jurisdiction of incorporation or organization of issuer)

                     --------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                            -------------------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                            -------------------------

                               TSMC North America
                              2585 Junction Avenue
                         San Jose, California 95134 USA
                                 (408) 382-8000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                       ----------------------------------

                                   Copies to:

       Michael G. DeSombre, Esq.                   Herman H. Raspe, Esq.
        Sullivan & Cromwell LLP               Patterson Belknap Webb & Tyler LLP
 Nine Queen's Road Central, 28th Floor          1133 Avenue of the Americas
               Hong Kong                          New York, New York 10036
                                                       (212) 336-2000

                       ----------------------------------

        It is proposed that this filing become effective under Rule 466:
                          (check the appropriate box)

                          |_| immediately upon filing.
                          |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

* - This Post-Effective Amendment No. 1 to Form F-6 hereby also amends Registration Statement Nos. 333-7610, 333-9676, 333-11958, 333-14230, 333-123814
and 333-126397.

      This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.        DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                Location in Form of American
                                                                Depositary Receipt ("Receipt")
Item Number and Caption                                         Filed Herewith as Prospectus
-----------------------                                         ----------------------------
1.  Name of Depositary and address of its principal             Face of Receipt - introductory
    executive office                                            paragraph

2.  Title of Receipts and identity of deposited                 Face of Receipt - top center and
    securities                                                  introductory paragraph

Terms of Deposit:

    (i)     The amount of deposited securities                  Face of Receipt - upper right corner
            represented by one American Depositary
            Share

    (ii)    The procedure for voting, if any, the               Reverse of Receipt - Paragraphs (17)
            deposited securities                                (18), (19) and (20).

    (iii)   The collection and distribution of                  Face of Receipt - Paragraphs (2), (6)
            dividends                                           (8) and (10);
                                                                Reverse of Receipt - Paragraphs (16)
                                                                and (17)

    (iv)    The transmission of notices, reports and            Reverse of Receipt - Paragraphs (17),
            proxy-soliciting material                           (18) and (22).

                                                                Location in Form of American
                                                                Depositary Receipt ("Receipt")
Item Number and Caption                                         Filed Herewith as Prospectus
-----------------------                                         ----------------------------
    (v)     The sale or exercise of rights                      Face of Receipt - Paragraph (5), (6),
                                                                (8) and (10);
                                                                Reverse of Receipt - Paragraphs (16)
                                                                and (17).

    (vi)    The deposit or sale of securities                   Face of Receipt - Paragraphs (4), (5),
            resulting from dividends, splits or plans           (6), (8) and (10);
            of reorganization                                   Reverse of Receipt - Paragraphs (16),
                                                                (17) and (21).

    (vii)   Amendment, extension or termination                 Reverse of Receipt - Paragraphs (26)
            the deposit agreement                               and (27) (no provision for
                                                                extensions).

    (viii)  Rights of holders of Receipts to inspect            Face of Receipt - Paragraph (22).
            the transfer books of the Depositary
            and the list of holders of Receipts

    (ix)    Restrictions upon the right to deposit or           Face of Receipt - Paragraphs (2),
            withdraw the underlying securities                  (3), (5), (6), (7), (8)
                                                                and (10).

    (x)     Limitation upon the liability of the                Reverse of Receipt - Paragraph (24)
            Depositary

3.  Fees and charges which may be imposed                       Face of Receipt - Paragraph (9);
    directly or indirectly on holders of Receipts               Reverse of Receipt - Paragraphs
                                                                (19) and (20).

Item 2.        AVAILABLE INFORMATION                            Face of Receipt - Paragraph (15).

Taiwan Semiconductor Manufacturing Company Limited (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files or submits certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of American Depositary Shares and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a)(i) Form of Amended and Restated Deposit Agreement, dated as of ___, 2007, by and among Taiwan Semiconductor Manufacturing Company Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. -- Filed herewith as Exhibit (a)(i).

            (a)(ii) Amended and Restated Deposit Agreement, dated as of April 13, 2005, as further amended and restated as of November 30, 2005 among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder.*

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. -- None.

            (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.*

            (e) Certificate under Rule 466. -- None.

            (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company.*

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-142718), filed with the Commission on May 8, 2007.

Item 4. UNDERTAKINGS

(a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Amended and Restated Deposit Agreement, by and among Taiwan Semiconductor Manufacturing Company Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of November, 2007.

                                    Legal entity to be created by the Amended and Restated Deposit Agreement, as amended and supplemented, for the issuance of American Depositary Shares issued thereunder, each American Depositary Share representing five (5) shares of common stock, par value NT $10.00 per share, of Taiwan Semiconductor Manufacturing Company Limited.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Emi Mak
                                        ----------------------------------------
                                    Name:   Emi Mak
                                    Title:  Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Taiwan Semiconductor Manufacturing Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taipei, Taiwan, Republic of China on this 16th day of November, 2007.

                                   Taiwan Semiconductor Manufacturing Company
                                   Limited


                                   By: /s/ Lora Ho
                                       -----------------------------------------
                                       Name: Lora Ho
                                       Title: Vice President and Chief Financial
                                              Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 16, 2007.

          Signature                                        Title
          ---------                                        -----


*                                               Chairman
--------------------------------
Morris Chang


*                                               Director and Vice Chairman
--------------------------------
F.C. Tseng


*                                               Director, President and Chief
--------------------------------                Executive Officer
Rick Tsai


*                                               Director
--------------------------------
Chintay Shih


*                                               Director
--------------------------------
Stan Shih


                                                Director
--------------------------------
Lester Carl Thurow


                                                Director
--------------------------------
Sir Peter Leahy Bonfield


                                                Director
--------------------------------
Carleton (Carly) S. Fiorina

/s/ Lora Ho                                     Vice President, Chief Financial
---------------------------                     Officer and Spokesperson
Lora Ho


*                                               Chief Accounting Officer or
---------------------------                     Controller
Jessica Chou


* By: /s/ Lora Ho
      ----------------
      Lora Ho
      Attorney-in-fact

                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

               TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Taiwan Semiconductor Manufacturing Company Limited, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on the 16th day of November, 2007.

                                                     TSMC NORTH AMERICA


                                                     By: /s/    Naomi Obinata
                                                         -----------------------
                                                         Name:  Naomi Obinata
                                                         Title: Deputy Director

                                Index to Exhibits

                                                                   Sequentially
Exhibit       Document                                             Numbered Page
-------       --------                                             -------------
(a)(i)        Form of Amended and Restated Deposit Agreement